Exhibit 5

07 January 2015

WPP plc (“WPP”)

Purchase of Own Securities

WPP announces that on 07 January 2015 it purchased 150,000 of its ordinary shares at a price of 1323.3541 pence per ordinary share. All of these shares will be held as treasury shares.

Following the above purchase, WPP holds 8,126,560 ordinary shares as treasury shares. The total number of WPP shares in issue is 1,317,621,164 (excluding shares to be held in treasury).